                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 7)*

                         PANACO, INC.
                       (Name of Issuer)

                 Common Stock, $.01 par value
                (Title of Class of Securities)

                          698106 10 1
                        (CUSIP Number)

                      Marc Weitzen, Esq.
         Gordon Altman Butowsky Weitzen Shalov & Wein
               114 West 47th Street, 20th Floor
                   New York, New York  10036
                        (212) 626-0800

 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         September 8, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                          SCHEDULE 13D

CUSIP No. 698106 10 1


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,030,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,030,000
     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               3,030,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.8%

14   TYPE OF REPORTING PERSON*
               PN

                          SCHEDULE 13D

CUSIP No. 698106 10 1


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               3,030,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               3,030,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               3,030,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.8%

14   TYPE OF REPORTING PERSON*
               OO

                          SCHEDULE 13D

CUSIP No. 698106 10 1


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               3,030,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               3,030,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               3,030,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.8%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 24, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale Corp.") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, amended by Amendment No. 1 which, among other things, deleted Riverdale Corp. as a Registrant, and added Riverdale LLC, a New York limited liability company ("Riverdale") as a Registrant, Amendment No. 2, filed with the SEC on June 19, 1997, Amendment No. 3, filed with the SEC on July 1,
1997, Amendment No. 4, filed with the SEC on July 11, 1997, Amendment No.5, filed with the SEC on July 22, 1997 and
Amendment No. 6, filed with the SEC on August 19, 1997, is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D and the Amendments thereto which have been previously filed with the Securities and Exchange Commission.

Item 4.   Purpose of Transaction

          Item 4 is amended to add the following:

On September 8, 1997, Issuer and Icahn disseminated a joint press release ("Press Release"), announcing that Issuer and Icahn have reached a settlement, averting a proxy contest over the election of three directors to Issuer's Board at the forthcoming 1997 Annual Meeting. Pursuant to the settlement, Issuer will add Harold First, one of Icahn's proposed nominees, to management's slate of nominees at the forthcoming 1997 Annual Meeting, in place of one of Issuer's current nominees. As a result, High River will not nominate any nominees to stand for election at the 1997 Annual Meeting. A copy of the Press Release is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety.

Previously, on August 26, 1997, Icahn & Co., Inc. ("Icahn & Co."), made a request of Issuer, pursuant to 220 of the Delaware
General Corporation Law, to inspect and copy the stockholder list of Issuer.


Item 5.  Interest in Securities of the Issuer

          Item 5 is amended to add the following:

Solely as a result of an increase in the number of outstanding Shares of the Issuer, the 3,030,000
Shares owned by Registrants constitute
approximately 12.8% of the Issuer's 23,711,017
Shares, stated to be outstanding as of
August 19, 1997, by the Issuer, in the
Issuer's proxy statement, filed with the SEC on August 26, 1997.

Item 7.  Exhibits

Exhibit 1.   Press Release of Issuer and Icahn,
           dated September 8, 1997.


                        SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1997




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC
Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member




/s/ Carl C. Icahn
Carl C. Icahn







[Signature Page of Schedule 13D Amendment No. 7 with respect to Panaco Inc.]